June 9, 2000



U.S. Securities and Exchange Commission
Mail Stop 3-4
Washington, D.C. 20549

RE:      Pegasus Investment Corp.
         Form SB-2
         Filed February 2, 2000
         File No. 333-95961

Dear Madam or Sir:


         The purpose of this letter is to request the withdrawal of the aforementioned registration statement in compliance with Rule 477 of the Securities Act. The undersigned corporation requests the withdrawal as it believes same to be in the best interest of the public and the corporation. Please be advised that none of the securities offered in the referenced registration statement were offered or sold by the corporation.

                                                     Very truly yours,

                                                     /s/  Timothy P. Halter
                                                     ----------------------
                                                          Timothy P. Halter
                                                          President





cc:  Bill Underhill, Esq.